Great Eagle Holdings Limited

鷹君集團有限公司

(Incorporated in Bermuda with limited liability)

02 MAY 29 AM 10:

Our Ref : ADM/CS/02/235

02034408

16th May 2002

REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

BEST AVAILABLE COPY

SUPPL

Re: Great Eagle Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-3940

Dear Sirs,

Copies of the following materials re: Appointment of Independent Non-Executive Director and Member of the Audit Committee are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Great Eagle Holdings Limited:

1. a press announcement dated 15th May 2002; and
2. a Form D2 dated 16th May 2002.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Great Eagle Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Yours faithfully,
For and on behalf of
Great Eagle Holdings Limited

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

P dlw 5/29

Peter Tsang
Company Secretary

PT/SA/kc
AGM-COR/SEC-USA

c.c. : Mr. Jonathan Lemberg of Morrison & Foerster
23/F., Entertainment Building, 30 Queen's Road Central, Hong Kong

Great Eagle Holdings Limited

鷹君集團有限公司

Incorporated in Bermuda with limited liability

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

The Board of Directors of Great Eagle Holdings Limited (the "Company") is pleased to announce that Mrs. Lee Pui Ling, Angelina has been appointed as an independent non-executive Director of the Company with effect from 15th May 2002. Mrs. Lee has also been appointed as a member of the Audit Committee of the Company on the same date.

By Order of the Board
TSANG Yiu Wing, Peter
Company Secretary

Hong Kong, 15th May 2002

CR

Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F-4800

1 Company Name 公司名稱

GREAT EAGLE HOLDINGS LIMITED

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

* *Please tick the relevant box(es)* 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

Great Eagle Holdings Limited
33/F., Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

For Official Use
請勿填寫本欄

Great Eagle Holdings
re: appointment Mr. Angelina Lee as director

Your Receipt
Companies Registry
H.K.

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

16/05/2002 II444031
CR No. : F-004800-
Sh. Form : D2F
13 $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號 **F-4800**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	**15th May 2002** (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名: **Lee (李王)** **Pui Ling (佩玲) Angelina**

Name／New Name 姓名／新姓名

Surname 姓氏:

Other names 名字:

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: **C1, 10th Floor, Kingsford Gardens, 210 Tin Hau Temple Road, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D282891(0)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名 : [signature]

(Name 姓名) : (Tsang Yiu Wing, Peter) Date 日期 : 16th May 2002

~~Director／~~Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Great Eagle Holdings Limited
鷹君集團有限公司
(Incorporated in Bermuda with limited liability)

Our Ref : ADM/CS/02/223

15th May 2002

REGISTERED MAIL

02 MAY 29 AM 10:

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Great Eagle Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-3940

SUPPL

Dear Sirs,

Copies of the following materials re: Scrip Dividend Scheme in relation to the Final Dividend for the Year Ended 31st December 2001 are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Great Eagle Holdings Limited:

1. a press announcement dated 9th May 2002; and
2. a Circular dated 14th May 2002.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Great Eagle Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Yours faithfully,
For and on behalf of
Great Eagle Holdings Limited

Peter Tsang
Company Secretary

PT/SA/kc
AGM-COR/SEC-USA

c.c. : Mr. Jonathan Lemberg of Morrison & Foerster
23/F., Entertainment Building, 30 Queen's Road Central, Hong Kong

Great Eagle Holdings Limited

鷹君集團有限公司

Incorporated in Bermuda with limited liability

Scrip Dividend Scheme in relation to the Final Dividend for the Year Ended 31st December 2001

It was announced on 12th March 2002 that the directors of Great Eagle Holdings Limited recommended the payment of a final dividend of HK14 cents per share of HK$0.50 each in the capital of the Company for the year ended 31st December 2001 by way of a scrip dividend of Shares with a cash option, payable to shareholders of the Company whose names were recorded on the register of members as at 9th May 2002.

The purpose of this announcement is to advise Shareholders as to (a) approval of the Final Dividend at the annual general meeting for 2002 held on 9th May 2002; (b) how the scrip dividend entitlements are arrived at; (c) further details with respect to the election for cash dividend; (d) the despatch to Shareholders of a circular containing details of the Scrip Dividend Scheme and the relevant cash election form on or about 15th May 2002; and (e) the despatch of dividend warrants and/or certificates for the Scrip Shares on or about 6th June 2002.

On 12th March 2002, Great Eagle Holdings Limited ("Company") announced that the directors ("Directors") of the Company recommended the payment of a final dividend ("Final Dividend") of HK14 cents per share of HK$0.50 each in the capital of the Company ("Share") for the year ended 31st December 2001 by way of a scrip dividend of Shares ("Scrip Shares") with a cash option, payable to shareholders of the Company ("Shareholders") whose names were recorded on the register of members as at 9th May 2002 ("Scrip Dividend Scheme").

The recommended Final Dividend has been approved at the annual general meeting for 2002 of the Company held on 9th May 2002 and the Scrip Dividend Scheme was confirmed by the Directors immediately thereafter. The Scrip Dividend Scheme is conditional upon listing approval being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in respect of the Scrip Shares to be issued pursuant thereto. Application will be made to the said Listing Committee for a listing of and permission to deal in the Scrip Shares.

The market value for calculating the number of Scrip Shares to be allotted to Shareholders pursuant to the Scrip Dividend Scheme was HK$9.40 per share, which was the average of the closing prices of HK$9.89 per share of the Company on the Stock Exchange for the 5 consecutive trading days ended 8th May 2002 less a 5% discount. Accordingly, the number of Scrip Shares which Shareholders will receive in respect of their shareholdings on 9th May 2002 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of Scrip Shares to be allotted} = \text{Number of existing Shares held on 9th May 2002} \times \frac{\text{HK\$0.14}}{\text{HK\$9.40}}$$

The Scrip Shares to be issued will rank pari passu in all respects with the Shares, except that they will not rank for the Final Dividend. The number of Scrip Shares to be allotted to each Shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted but will be aggregated and sold for the benefit of the Company.

A circular ("Circular") containing details of the Scrip Dividend Scheme together with the relevant cash election form will be sent to Shareholders on or about 15th May 2002. Shareholders who wish to elect to receive cash in lieu of Scrip Shares in respect of the Final Dividend, either in whole or in part, should complete and sign the cash election form in accordance with the instructions printed thereon and **return it to the Share Registrars of the Company in Hong Kong, Central Registration Hong Kong Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Wednesday, 29th May 2002.** It will be noticed from the Circular that certain overseas shareholders will not be permitted to participate in the Scrip Dividend Scheme and accordingly they will receive the Final Dividend wholly in cash. No cash election form will be sent to such shareholders. It is expected that the relevant dividend warrants and/or certificates for the Scrip Shares will be sent to Shareholders by post at the risk of those entitled thereto on or about 6th June 2002 on which dealings of the Scrip Shares will commence.

By Order of the Board
TSANG Yiu Wing, Peter
Company Secretary

IMPORTANT

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Great Eagle Holdings Limited, you should at once hand this circular to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Great Eagle Holdings Limited
鷹君集團有限公司
Incorporated in Bermuda with limited liability

Directors:
LO Ying Shek, *Chairman and Managing Director*
LO TO Lee Kwan
LO Ka Shui, *Deputy Chairman and Managing Director*
LO Kai Shui, *Deputy Managing Director*
Brian Shane McELNEY*
CHENG Hoi Chuen, Vincent*
WONG Yue Chim, Richard*
LO Hong Sui, Antony
LAW Wai Duen
LO Hong Sui, Vincent
LO Ying Sui, Archie
KAN Tak Kwong

* *Independent non-executive Director*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office:
33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

14th May 2002

To the Shareholders

Dear Sir or Madam,

Scrip Dividend Scheme
in relation to the Final Dividend
for the Year Ended 31st December 2001

Introduction

On 12th March 2002, it was announced that the directors ("Directors") of Great Eagle Holdings Limited ("Company") recommended the payment of a final dividend ("Final

Dividend") of HK14 cents per share of HK$0.50 each in the capital of the Company ("Shares") for the year ended 31st December 2001, to be satisfied by way of a scrip dividend of Shares ("Scrip Shares") with a cash option ("Scrip Dividend Scheme"), payable to shareholders of the Company ("Shareholders") whose names were recorded on the register of members on 9th May 2002.

At the annual general meeting for 2002 of the Company held on 9th May 2002, the recommended Final Dividend was approved, and the Scrip Dividend Scheme was confirmed by the Directors immediately thereafter.

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, **each Shareholder has the choice of receiving:**

(a) HK14 cents in cash for each Share held on 9th May 2002; or

(b) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of the Final Dividend which such Shareholder could elect to receive in cash; or

(c) a combination of partly in (a) and partly in (b) above.

The market value for calculating the number of Scrip Shares to be allotted to Shareholders pursuant to the Scrip Dividend Scheme was HK$9.40 per share, which was the average of the closing prices of HK$9.89 per share of the Company on the Stock Exchange for the 5 consecutive trading days ended 8th May 2002 less a 5% discount. Accordingly, the number of Scrip Shares which Shareholders will receive in respect of their shareholdings on 9th May 2002 under the Scrip Dividend Scheme will be calculated as follows:

$$\text{Number of Scrip Shares to be allotted} = \text{Number of existing Shares held on 9th May 2002} \times \frac{\text{HK\$0.14}}{\text{HK\$9.40}}$$

If all Shareholders elect to receive their Final Dividend entitlements in Scrip Shares, based on 577,167,420 Shares in issue on 9th May 2002, not more than 8,596,110 Scrip Shares will be issued under the Scrip Dividend Scheme. The number of Scrip Shares to be issued to each Shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted but will be aggregated and sold for the benefit of the Company.

The Scrip Shares will rank pari passu in all respects with the existing issued shares of the Company save that they will not be entitled to the Final Dividend.

Advantages of the Scrip Dividend Scheme

The Scrip Dividend Scheme will give Shareholders the opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that Shareholders do not elect to receive cash, in whole or in part, such cash as would otherwise have been paid to Shareholders will be retained for use as working capital by the Company.

Form of Election

A form of election ("Cash Election Form") for Shareholders to elect to receive the Final Dividend in cash is enclosed with this circular.

Any Shareholder who wishes to receive only shares in respect of his Final Dividend entitlement need not complete the Cash Election Form. Any Shareholder who wishes to elect to receive cash in lieu of Shares in respect of his Final Dividend entitlement, either in whole or in part, must complete the enclosed Cash Election Form and return it to the Company's Registrars in Hong Kong, Central Registration Hong Kong Limited of Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong **not later than 4:00 p.m. on Wednesday, 29th May 2002.** No acknowledgement of receipt of the Cash Election Form will be issued. **If any Shareholder signs the Cash Election Form but does not specify the number of Shares in respect of which he wishes to receive his Final Dividend in cash or, if he elects to receive his Final Dividend in cash in respect of a greater number of Shares than his registered holding, then in either case he will be deemed to have exercised his election of cash in respect of all the Shares registered in his name.**

Shareholders in the United States of Amercia, Canada, Malaysia and Singapore

The Shares have not been registered under the applicable securities legislation of the United States of America, Canada, Malaysia and Singapore. Your Directors considered that Shareholders whose registered addresses are in the United States of America or any of its territories or possessions, Canada, Malaysia and Singapore should not be permitted to participate in the Scrip Dividend Scheme and accordingly they will receive the Final Dividend wholly in cash. No Cash Election Form is being sent to such Shareholders.

Stock Exchange Listing and Despatch of Dividend Warrants and/or Certificates for Scrip Shares

The Scrip Dividend Scheme is conditional upon listing approval being granted by the Stock Exchange in respect of the Scrip Shares to be issued pursuant thereto. Application has been made to the Listing Committee of the Stock Exchange for a listing of and permission to deal in the Scrip Shares.

The relevant dividend warrants and/or certificates for Scrip Shares are expected to be despatched at the risk of those entitled thereto on or about 6th June 2002 on which dealings of the Scrip Shares will commence.

Recommendation and Advice

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, must be solely the responsibility of each Shareholder.

If any Shareholder is in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

Yours faithfully,
LO Ying Shek
Chairman

閣下如對本通函之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之鷹君集團有限公司股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行或股票經紀或其他代理商，以便轉交買主。

Great Eagle Holdings Limited
鷹君集團有限公司
於百慕達註冊成立之有限公司

董事:
羅鷹石 *主席兼董事總經理*
羅杜莉君
羅嘉瑞 *副主席兼董事總經理*
羅啟瑞 *副董事總經理*
麥肯尼*
鄭海泉*
王于漸*
羅孔瑞
羅慧端
羅康瑞
羅鷹瑞
簡德光

* *獨立非執行董事*

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要辦事處：
香港
灣仔
港灣道二十三號
鷹君中心三十三樓

敬啟者:

有關截至二零零一年十二月三十一日止年度
末期股息之以股代息計劃

緒言

於二零零二年三月十二日，鷹君集團有限公司（「本公司」）宣佈，本公司董事會（「董事會」）建議就本公司股本中每股面值0.50港元之股份（「股份」）派發

截至二零零一年十二月三十一日止年度之末期股息(「末期股息」)每股港幣14仙，末期股息將採取以股代息(「代息股份」)之方式派發予於二零零二年五月九日已登記在股東名冊內之本公司股東(「股東」)，惟股東亦可選擇收取現金(「以股代息計劃」)。

末期股息建議已於二零零二年五月九日召開之二零零二年股東週年大會上獲得通過。而以股代息計劃亦已於會後隨即經董事會確認。

以股代息計劃詳情

按以股代息計劃，**每位股東可選擇收取：**

(甲) 按於二零零二年五月九日所持每股股份獲派現金股息港幣14仙；或

(乙) 獲配發按面值繳足之代息股份，其總市值(見下文)相等於該股東倘若選擇收取現金末期股息之總額(除就零碎股份作出調整外)；或

(丙) 上列(甲)項部份與(乙)項部份之組合。

為計算股東將獲配發之代息股份數目，代息股份之市值已定為每股9.40港元，此市值為截至二零零二年五月八日止五個連續交易日本公司股份於香港聯合交易所有限公司(「聯交所」)之每股收市價平均值9.89港元減百份之五折讓。因此，股東按以股代息計劃而就其於二零零二年五月九日持有股份可收取之代息股份數目之計算方式如下：

$$\text{應獲配發代息股份數目} = \text{於二零零二年五月九日持有之股份數目} \times \frac{0.14\text{港元}}{9.40\text{港元}}$$

如所有股東選擇以代息股份收取末期股息，以於二零零二年五月九日已發行股份577,167,420股為基準，按以股代息計劃，不超過8,596,110股代息股份將予發行。每位股東所配發之代息股份數目將撇除小數點後之零碎股數，而零碎股份則不會配發，惟將其彙集並出售，收益概歸本公司所有。

除不能享有末期股息外，代息股份在其他方面均與現時本公司已發行股份享有同等權益。

以股代息計劃之優點

股東可憑以股代息計劃按市值增加其在本公司之投資而毋須承擔經紀佣金、印花稅及有關之買賣成本。對本公司而言，該以股代息計劃亦屬有利，若股東非就全部或部份股息選擇收取現金，原本應派予股東之現金將可由本公司保留作為營運資本運用。

選擇表格

現隨函附上一份可供股東選擇收取現金末期股息之表格(「現金選擇表格」)。

股東如擬全部以股份收取末期股息，則毋須填寫現金選擇表格。股東如欲就其享有之末期股息權益選擇收取全部或部份現金以代替股份，必須填妥隨函附上之現金選擇表格，並最遲須於二零零二年五月二十九日(星期三)下午四時正將該表格交回本公司在香港之股份過戶登記處，香港灣仔皇后大道東一八三號合和中心十九樓一九零一至一九零五室香港中央證券登記有限公司。本公司不會發給現金選擇表格之收據。**如股東簽妥現金選擇表格但未註明欲收取現金末期股息之股份數目，又如股東所選擇收取現金末期股息之股份數目比登記在其名下者為多，則在此任何一種情況下，股東將被視作選擇其名下全部股份收取現金股息。**

美國、加拿大、馬來西亞及新加坡之股東

本公司之股份並未按美國、加拿大、馬來西亞及新加坡證券法例辦理登記手續，經董事會考慮後，其登記地址位於美國或其任何領土或屬土、加拿大、馬來西亞及新加坡之股東，將不能參與此項以股代息計劃，而彼等將收取全數現金末期股息。現金選擇表格亦無寄予該等股東。

於聯交所上市及寄發股息單及／或代息股份股票

以股代息計劃須待依其所發行之代息股份獲聯交所批准上市買賣始可作實。本公司已向聯交所上市委員會申請批准代息股份上市買賣。

預計有關之股息單及／或代息股份股票約於二零零二年六月六日寄發予有關股東，如有郵誤，概由收件人承擔責任，而代息股份將於該日開始上市買賣。

推薦及建議

至於選擇收取現金以代替代息股份是否合乎 閣下之利益，須視乎 閣下個別之情況而定，因此每位股東須自行作出決定，並就其決定所產生之影響自負責任。

如任何股東對本通函之內容有任何疑問，應諮詢其股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

此　致

列位股東　台照

主席
羅鷹石
謹啟

香港，二零零二年五月十四日